UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Thomas Properties Group, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

884453101
(CUSIP Number)

Lyle Weisman
2029 Century Park East, Suite 1140
Los Angeles, California 90067
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Aaron A. Grunfeld 2049 Century Park East, Boulevard, Suite 3670 Los Angeles, California 90067

February 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 884453101

1	NAME OF REPORTING PERSONS Weisman Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,403,261
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,403,261
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,403,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.96%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based upon 35,443,394 shares of Issuer’s common stock reported to be outstanding as of November 11, 2010.

CUSIP NUMBER: 884453101

1	NAME OF REPORTING PERSONS 770 HATZLACHA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,764
	8	SHARED VOTING POWER 264,764
	9	SOLE DISPOSITIVE POWER 264,764
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.75%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based upon 35,443,394 shares of Issuer’s common stock reported to be outstanding as of November 11, 2010.

CUSIP NUMBER: 884453101

1	NAME OF REPORTING PERSONS MGAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 120,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.34%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based upon 35,443,394 shares of Issuer’s common stock reported to be outstanding as of November 11, 2010.

CUSIP NUMBER: 884453101

1	NAME OF REPORTING PERSONS Aaron Weisman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 632,107
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 632,107
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.78%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based upon 35,443,394 shares of Issuer’s common stock reported to be outstanding as of November 11, 2010.

CUSIP NUMBER: 884453101

1	NAME OF REPORTING PERSONS Lyle Weisman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 492,449
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 492,449
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 492,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.39%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based upon 35,443,394 shares of Issuer’s common stock reported to be outstanding as of November 11, 2010.

CUSIP NUMBER: 884453101

1	NAME OF REPORTING PERSONS Moisce Belinow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.71%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based upon 35,443,394 shares of Issuer’s common stock reported to be outstanding as of November 11, 2010.

CUSIP NUMBER: 884453101

1	NAME OF REPORTING PERSONS Richard Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.25%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based upon 35,443,394 shares of Issuer’s common stock reported to be outstanding as of November 11, 2010.

CUSIP NUMBER: 884453101

1	NAME OF REPORTING PERSONS Joel Aaronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,497
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 104,497
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.29%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based upon 35,443,394 shares of Issuer’s common stock reported to be outstanding as of November 11, 2010.

ITEM 1.         SECURITY AND ISSUER.

This Statement on Schedule 13D, as amended, relates to the common stock (the “Common Stock”), of Thomas Properties Group, Inc. (the “Company” or “Issuer”), a Delaware corporation. The principal executive offices of the Company are located at 515 Flower Street, 6th Floor, Los Angeles, California 90071.

ITEM 2.         IDENTITY AND BACKGROUND.

(a)           This statement is being filed jointly by Weisman Family Foundation, a California not for profit corporation (“Foundation”), 770 HATZLACHA LLC, a California limited liability company (“770”), MGAT, a trust formed in California,  Aaron Weisman, an individual (“AW”), Lyle Weisman, an individual (“LW”), Moisce Belinow, an individual (“Belinow”), Richard Horowitz, an individual (“Horowitz”), and Joel Aaronson, an individual (“Aaronson”).

(b)           The business address for each of the Reporting Persons is: 2029 Century Park East, Suite 1140, Los Angeles, California 90067, except for MGAT whose address is 1219 Burnwood Lane, Houston, TX 77073 and Richard Horowitz whose address is 9301 Wilshire Blvd #613, Beverly Hills, California 90210.

(c)           The principal business of Foundation, 770 and MGAT is investment in real estate. Lyle Weisman is a developer, owner and manager of commercial and residential real estate, Aaron Weisman is the son of Lyle Weisman and is a private real estate investor, Moisce Belinow is a private real estate investor, Richard Horowitz: is a principal of Management Brokers Inc. which is engaged in insurance management and investments, and Joel Aaronson is an attorney and private investor.

(d, e)           During the last five years, none of the reporting persons has been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Investors purchased using their own funds and their own funds together with margin extended.

ITEM 4.        PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The acquisition by each of Weisman Family Foundation, a California not for profit corporation (“Foundation”), 770 HATZLACHA LLC, a California limited liability company (“770”), MGAT, a trust formed in California, Aaron Weisman (“AW”), Lyle Weisman, an individual (“LW”), Moisce Belinow (“Belinow”), Richard Horowitz (“Horowitz”) and Joel Aaronson (“Aaronson”) of beneficial ownership of Common Shares of the Company, as described herein, was effected because of each having a belief that the Company represents an attractive investment based on the Company’s business prospects, strategy and share price.

Each Reporting Person acquired his or its securities of the Company for investment purposes.

On July 8, 2010, the Weisman Group sent a letter (a copy of which is attached as an Exhibit to Amendment Number 2 to Schedule 13D, filed by the Reporting Persons on July 9, 2010) (the “Letter”) to the Company’s Board of Directors in which Letter the Reporting Persons stated, inter alia, that they would like to meet with the Company’s Board of Directors and management in order to discuss and evaluate steps by which the Company’s stock price may more accurately reflect the underlying values of the Company and how fair value to the Company’s shareholders may be enhanced from current levels.   This summary description is qualified in its entirety by reference to the Letter previously filed.

The Reporting Persons do not currently intend to pursue the principal transactional objectives in the manner outlined in the Letter, however, each Reporting Person reserves the right to determine in the future whether to reconsider the plans, proposals, or purposes described above.

The Reporting Persons as a group own approximately 9.47% of the outstanding Common Stock of the Issuer. Each Reporting Person will continue to evaluate his or its ownership and voting position in the Company and may consider other future courses of action which may include: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The Reporting Persons as a group own approximately 9.47% of the outstanding Common Stock of the Issuer.

(a) (i) Foundation is the beneficial owner of an aggregate of 1,403,261, or 3.96%, of the total outstanding shares of Common Stock.

(ii) 770 is the beneficial owner of an aggregate of 267,764, or 0.75% of the total outstanding shares of Common Stock.

(iii) MGAT is the beneficial owner of an aggregate of 120,000, or 0.34% of the total outstanding shares of Common Stock.

(iv) AW is the beneficial owner of an aggregate of 632,107, or 1.78% of the total outstanding shares of Common Stock.

(v) LW is the beneficial owner of an aggregate of 492,449, or 1.39% of the total outstanding shares of Common Stock.

(vi) Belinow is the beneficial owner of an aggregate of 250,000, or 0.71% of the total outstanding shares of Common Stock.

(vii) Horowitz is the beneficial owner of an aggregate of 88,000, or 0.25% of the total outstanding shares of Common Stock.

(viii) Aaronson is the beneficial owner of an aggregate of 104,497, or 0.29% of the total outstanding shares of Common Stock.

(b) Weisman Family Foundation and 770 HATZLACHA LLC share power to vote and direct the disposition of 1,403,261 and 267,764 shares, respectively, of Common Stock with Lyle Weisman. Aaron Weisman has sole voting and dispositive power over his 632,107 shares. MGAT has sole voting and dispositive power over their 120,000 shares. Lyle Weisman has sole voting and dispositive power over his 492,449 shares. Moisce Belinow has sole voting and dispositive power over his 250,000 shares. Richard Horowitz has sole voting and dispositive power over his 88,000 shares. Joel Aaronson has sole voting and dispositive power over his 104,497 shares.

(c) Since July 9, 2010 the Reporting Persons have purchased Common Stock in open market transactions as follows:

Foundation:
Date	Number of Shares	Average Purchase Price per Share
7/15/2010 to 2/14/2011	63,261	various

AW:
Date	Number of Shares	Average Purchase Price per Share
7/15/2010 to 2/14/2011	29,728	various

LW:
Date	Number of Shares	Average Purchase Price per Share
7/15/2010 to 2/14/2011	153,160	various

Belinow:
Date	Number of Shares	Average Purchase Price per Share
7/15/2010 to 2/14/2011	120,000	various

Aaronson:
Date	Number of Shares	Average Purchase Price per Share
7/15/2010 to 2/14/2011	2,500	various

 (d) – (e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is to their knowledge true, complete and correct.

Weisman Family Foundation

Date: February 15, 2011	/s/ Lyle Weisman
By: Lyle Weisman
Its: Manager

HATZLACHA LLC

Date: February 15, 2011	/s/ Lyle Weisman
By: Lyle Weisman
Its: Manager

MGAT

Date: February 15, 2011	/s/ Amber Zaebst*
By: Amber Zaebst

Date: February 15, 2011	/s/ Aaron Weisman
Aaron Weisman

Date: February 15, 2011	/s/ Lyle Weisman
Lyle Weisman

Date: February 15, 2011	/s/ Moisce Belinow*
Moisce Belinow

Date: February 15, 2011	/s/ Richard Horowitz*
Richard Horowitz

Date: February 15, 2011	/s/ Joel Aaronson*
Joel Aaronson

*by power of attorney